[redacted]

SECU 09056764 MISSION
Washington, D.C. 20549

BB 3/24

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response . . .	12.00

SEC FILE NUMBER
8-67196

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **RiverSource Distributors, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 Ameriprise Financial Center, 707 2nd Avenue South
(No. and Street)

Minneapolis	**MN**	**55474**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey P. Fox **(612) 671-6741**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

220 South Sixth Street, Suite 1400	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
MAR 16 2009
Washington, DC
122

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/31/09

OATH OR AFFIRMATION

I, Jeffrey P. Fox, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of RiverSource Distributors, Inc., as of December 31, 2008 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA A JEWELLE
NOTARY PUBLIC – MINNESOTA
MY COMMISSION EXPIRES 1-31-10

Notary Public

Signature

Chief Financial Officer

Title

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(o) Independent auditor's report on internal accounting control
(p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
(q) Reconciliation of Assets, Liabilities and Stockholder's Equity to the Regulatory Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RiverSource Distributors, Inc.

Statement of Financial Condition

December 31, 2008

Contents

Ernst & Young LLP
220 South Sixth Street, Suite 1400
Minneapolis, Minnesota 55402-4509

Tel: +1 612 343 1000
Fax: +1 612 339 1726
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
RiverSource Distributors, Inc.

We have audited the accompanying statement of financial condition of RiverSource Distributors, Inc. (the Company) as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of RiverSource Distributors, Inc. at December 31, 2008, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

March 11, 2009

RiverSource Distributors, Inc.
Statement of Financial Condition
December 31, 2008
(In thousands except share data)

Assets	
Cash and cash equivalents	$ 43,534
Receivables:	
Due from affiliates	25,923
Other, net of allowance for doubtful accounts of $56	1,307
Deferred acquisition costs	45,212
Deferred compensation	3,074
Secured demand note receivable from Parent	20,000
Equipment and software, less accumulated depreciation and amortization of $758	3,182
Total assets	$ 142,232
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable and accrued expenses:	
Due to affiliates	$ 32,167
Accrued salaries and employee benefits	7,493
Other accruals	1,720
Deferred income taxes, net	4,464
	45,844
Liabilities subordinated to the claims of general creditors	20,000
Stockholder's equity:	
Common stock $.01 par value per share:	
Authorized, issued and outstanding shares - 100	—
Additional paid - in capital	70,112
Retained earnings	6,276
Total stockholder's equity	76,388
Total liabilities and stockholder's equity	$ 142,232

See accompanying notes

1. Organization and Significant Accounting Policies

Organization

RiverSource Distributors, Inc. (the Company) is incorporated under the laws of the state of Delaware. The Company is a wholly owned subsidiary of Ameriprise Financial, Inc. (the Parent). The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Company provides underwriting and distribution services for financial products of affiliated companies, including the RiverSource Funds and RiverSource Variable Insurance Products.

Basis of Financial Statement Presentation

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. These accounting estimates reflect the best judgment of management and actual amounts could differ.

Significant Accounting Policies

Cash and Cash Equivalents: Cash equivalents include time deposits and other highly liquid investments with original maturities of 90 days or less.

Fair Value of Financial Instruments: Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature and based on market interest rates available to the Company on December 31, 2008, approximate fair value.

Deferred Acquisition Costs: Commissions and other direct variable distribution costs are paid to affiliates and outside distributors by the Company in connection with the sales of certain investment products and are deferred. Such deferred acquisition costs (DAC) are amortized over the estimated revenue generating lives of the related products. When the client's investment is redeemed, any remaining deferred acquisition costs are immediately recognized as expense in conjunction with the collection of a contingent deferred sales charge.

Equipment and Software: Equipment and software are carried at cost less accumulated depreciation and amortization. The Company capitalizes certain costs to develop or obtain software for internal use. The Company generally uses the straight-line method of depreciation and amortization over a period ranging from three to ten years.

(in thousands)

1. Organization and Significant Accounting Policies (continued)

Income Taxes: The Company's provision for income taxes represents the net amount of income taxes that the Company expects to pay or to receive from various taxing jurisdictions in connection with its operations. The Company provides for income taxes based on amounts that the Company believes it will ultimately owe taking into account the recognition and measurement for uncertain tax positions. Inherent in the provision for income taxes are estimates and judgments regarding the tax treatment of certain items.

2. Recently Issued Accounting Standards

In January 2009, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") Emerging Issues Task Force ("EITF")No. 99-20-1 "Amendments to the Impairment Guidance of EITF Issue No. 99-20" ("FSP EITF 99-20-1"). FSP EITF 99-20-1 amends the impairment guidance in EITF 99-20 to be more consistent with other impairment models used for debt securities. FSP EITF 99-20-1 is effective prospectively for reporting periods ending after December 15, 2008. The adoption of FSP EITF 99-20-01 did not have a material effect on the Company's financial condition.

In October 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP 157-3"), which was effective upon issuance, including prior periods for which financial statements have not been issued. FSP 157-3 clarifies the application of SFAS No. 157 "Fair Value Measurements" ("SFAS 157") in a market that is not active and provides an example of key considerations to determine the fair value of financial assets when the market for those assets is not active. The adoption of FSP 157-3 did not have a material effect on the Company's financial condition.

In September 2006, the FASB issued SFAS No. 157, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, SFAS 157 does not require any new fair value measurements. The provisions of SFAS 157 are required to be applied prospectively as of the beginning of the fiscal year in which SFAS 157 is initially applied, except for certain financial instruments as defined in SFAS 157 that require retrospective application. Any retrospective application will be recognized as a cumulative effect adjustment to the opening balance of retained earnings for the fiscal year of adoption. The Company adopted SFAS 157 effective January 1, 2008. The adoption of SFAS 157 did not have a material effect on the Company's financial condition.

In accordance with FSP FAS 157-2, "Effective Date of FASB Statement No. 157" ("FSP 157-2"), the Company will defer the adoption of SFAS 157 until January 1, 2009 for all non-financial assets and non-financial liabilities, except for those that are recognized or disclosed at fair value

(in thousands)

2. Recently Issued Accounting Standards (continued)

in the financial statements on a recurring basis. See Note 3 for additional information regarding the fair value of the Company's assets and liabilities.

3. Fair Values of Assets and Liabilities

Effective January 1, 2008, the Company adopted SFAS 157, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale. Assets and liabilities reported at fair value are classified using a three-level hierarchy. Level 1 is for unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date. Level 2 is for prices or valuation based on observable inputs other than quoted prices in active markets for identical assets and liabilities. Level 3 is for prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The Company's cash equivalents, consisting of mortgage backed securities, are classified as Level 2 and are measured at amortized cost, which is a reasonable estimate of fair value because of the short time between the purchase of the instrument and its expected realization.

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis:

	December 31, 2008			
	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents	$ —	$ 43,499	$ —	$ 43,499
Total assets at fair value	$ —	$ 43,499	$ —	$ 43,499

During the reporting period, there were no assets or liabilities measured at fair value that were Level 3 and there were no material assets or liabilities measured at fair value on a nonrecurring basis.

Fair Value of Financial Instruments: Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature and based on market interest rates available to the Company at December 31, 2008, which are reasonable estimates of fair value.

(in thousands)

4. Secured Demand Notes Receivable and Subordinated Liabilities

At December 31, 2008 the Company has a secured demand note collateral agreement with the Parent for $20,000. The interest-free secured demand note receivable was secured by securities with an aggregate market value of $21,508 at December 31, 2008.

The Company has interest-free subordinated liabilities pursuant to the secured demand note collateral agreement. The collateral and related subordinated liabilities have been approved by FINRA. Therefore, the borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The secured demand note and subordinated liabilities are between related parties and bear no interest; therefore, the estimated fair value of these financial instruments is not meaningful and has not been disclosed. The secured demand note collateral agreement is due to mature on February 28, 2011.

5. Net Capital Requirements

The Company is subject to the net capital requirements of FINRA and the Uniform Net Capital requirements of the SEC under Rule 15c3-1. FINRA and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2008, the Company had net capital of $41,309, which was $41,059 in excess of the amount required to be maintained.

6. Income Taxes

The Company files a consolidated income tax return with the Parent which includes the Parent and all of its non-life insurance subsidiaries. The provision for current income taxes is determined on a separate entity basis, except that any benefit for losses is recognized only to the extent that they can be utilized in the consolidated return. It is the policy of the Parent to reimburse subsidiaries for any current tax benefits recognized. Deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. State taxes are allocated to subsidiaries based on apportionment factors.

The Company had a payable to the Parent for federal income taxes of $135 at December 31, 2008.

(in thousands)

6. Income taxes (continued)

Significant components of the Company's deferred income tax assets and liabilities as of December 31, 2008 are as follows:

Deferred income tax assets:	
State income taxes	$ 96
Total deferred income tax assets	96
Deferred income tax liabilities:	
Deferred acquisition and bonuses	(3,487)
Internally developed software	(1,042)
Deferred compensation and bonuses	(32)
Other	1
Total deferred income tax liabilities	(4,560)
Net deferred income tax liability	$ (4,464)

The Company is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax assets, and therefore, no such valuation allowance has been established.

The Company adopted FIN 48 as of January 1, 2007. There was no impact of adopting FIN 48 on the Company's financial statements.

There were no interest or penalties accrued for uncertain tax benefits as of January 1, 2008 and December 31, 2008.

7. Related-Party Transactions

The Company provides various services to other affiliates, and is compensated for these services pursuant to various agreements with the affiliates to which the services are provided. The most significant activity includes providing distribution services for mutual funds and insurance products sold through an affiliated field force and outside distributors. Distribution fees include point-of-sale fees (such as front-load mutual fund fees) and asset-based fees that are generally based on a contractual fee as a percentage of assets (such as 12b-1 fees). Additionally, distribution fees also include fees received under marketing support agreements for sales of proprietary mutual funds. The Company also provides wholesaling services to its affiliates, which includes planning and coordination of wholesaling activities, providing product sales and educational support, and maintaining staff to support these services.

7. Related-Party Transactions (continued)

The Company participates in the Parent's 2005 Incentive Compensation Plan. Employees are eligible to receive incentive awards including stock options, restricted stock awards (RSAs), restricted stock units (RSUs), performance shares and similar awards designed to comply with the applicable federal regulations and laws of jurisdiction. In 2008, the Company prepaid the Parent $2,657 for RSAs granted. Prepaid RSAs are amortized into expense over the periods in which they are earned.

The Company participates in the Parent's Retirement Plan (the Plan) which covers all permanent employees age 21 and over who have met certain employment requirements. Contributions to the Plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for the Plan complies with the applicable minimum funding requirements specified by the Employee Retirement Income Security Act (ERISA).

The Company also participates in the defined contribution pension plans of the Parent that cover all employees who have met certain employment requirements. The Company's contributions to the plans are a percentage of either each employee's eligible compensation or basic contributions.

The Company participates in the defined benefit health care plans of the Parent that provide health care and life insurance benefits to retired employees and retired financial advisors. The plans include participant contributions and service related eligibility requirements. Upon retirement, such employees are considered to have been employees of the Parent.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young
Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 130,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve potential.

www.ey.com

STATEMENT OF FINANCIAL CONDITION

RiverSource Distributors, Inc.
December 31, 2008
With Report of Independent Registered Public Accounting Firm

0903-1036958